

May 20, 2015

Mark A. Hughes
Treasurer and Chief Financial Officer
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, PA 16901

   Re: Citizens & Northern Corporation
      Form 10-K for the Fiscal Year Ended
      December 31, 2014
      Filed February 26, 2015
      Definitive Proxy Statement
      Filed March 13, 2015
      File No. 000-16084

Dear Mr. Hughes:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Note 6. Fair Value Measurements and Fair Values of Financial Instruments, page 52

1. We note disclosure of the unobservable data for servicing rights which are measured at fair value using level 3 inputs on a recurring basis on page 54. Please revise future filings to provide similar disclosures for your impaired loans and foreclosed assets in accordance with ASC 820-10-50-2(bbb).

Note 8. Loans, page 60

2. Please revise your future filings to provide all of the disclosures required by ASC 310-10-50. Specifically, please revise future filings to disclose the following:

- The recorded investment and unpaid principal balance of impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(a)(3) and (4); and
- The average recorded investment and related amount of interest recognized on impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(c)(1), (2) and (3).

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

3. We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please remove each individual's title from the beginning of the certification. Please refer to SEC Release 33-8124.

Part II. Signature page

4. In future filings, please ensure that the annual report on Form 10-K is also signed on behalf of the company. In this regard, we note that the executive officers have signed the report in their individual capacities only. For guidance, please refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement

Competitive Benchmarking, page 15

5. We note your "Base Salary" discussion on page 15 where you state that base salary is established after taking into consideration the median level of industry practice within the Peer Group. With a view towards future disclosure, please tell us whether you benchmark each individual component of executive compensation, and where in the range each component falls. To the extent you benchmark total compensation, please disclose this fact in future filing, identifying also the benchmark. For guidance please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Program Components, page 15

Annual Performance Incentives, page 15

6. Please tell us and in future filings quantify the performance targets, as well as the level of target achievement in determining the size of the additional cash compensation. In this regard, we note your disclosure stating that for 2014, corporate performance "was measured on return on average equity as compared to peer performance and the Corporation's return on equity to budgeted return on equity." For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

7. With respect to the plan participant's individual contributions, please discuss which elements of individual performance were taken in consideration in evaluating a participant's performance. To the extent that the decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

2014 Summary Compensation Table, page 21

8. We note footnote (4) disclosure stating that the bonuses were paid pursuant to the "Incentive Award Plan." The "Annual Performance Incentives" disclosure on page 15 states that additional compensation was earned upon achievement of certain corporate and business units operating results. If the bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the "Non-Equity Incentive Compensation Plan" column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Plan Compensation column. Please explain to us why these bonuses are being disclosed in the "Bonus" column, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 110.02 of Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark A. Hughes
Citizens & Northern Corporation
May 20, 2015
Page 4

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Senior Staff Attorney, at 202-551-3448 or Era Anagnosti, Branch Chief, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ John A. Spitz

                                        John A. Spitz
                                        Staff Accountant